Exhibit 12

AMETEK, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Earnings:
Income from continuing operations	$804,832	$724,795	$662,475	$556,642	$406,250
Interest expense – gross	79,147	72,972	74,885	69,384	67,202
Capitalized interest	(73)	(201)	(213)	(151)	(71)
Amortization of debt financing costs	855	801	800	496	391
Interest portion of rental expense	14,874	13,177	9,325	8,803	7,695

Adjusted earnings	$899,635	$811,544	$747,272	$635,174	$481,467

Fixed charges:
Interest expense, net of capitalized interest	$79,074	$72,771	$74,672	$69,233	$67,131
Capitalized interest	73	201	213	151	71
Amortization of debt financing costs	855	801	800	496	391
Interest portion of rental expense	14,874	13,177	9,325	8,803	7,695

Fixed charges	$94,876	$86,950	$85,010	$78,683	$75,288

Ratio of adjusted earnings to fixed charges	9.5x	9.3x	8.8x	8.1x	6.4x